SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

RIVIERA HOLDINGS CORPORATION
(Name of Issuer)

Common stock, par value $.001 per share
(Title of Class of Securities)

769627100
(CUSIP Number)

Stacy Winick, Stein Roe & Farnham Incorporated, One S.
Wacker Drive, Chicago, Illinois  60606.  Telephone:  (312)
368-7731
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box     [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769627100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)     NA

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
7.  Sole voting power                          857,160

8.  Shared voting power                        -0-

9.  Sole dispositive power                     857,160

10. Shared dispositive power                   -0-

11. Aggregate amount beneficially owned by each reporting
person                                              857,160

12. Check box if the aggregate amount in Row (11) excludes
certain shares                             not applicable

13. Percent of class represented by amount in Row 9   17.4%

14. Type of Reporting Person                    IA

CUSIP No. 769627100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            KEYPORT LIFE INSURANCE COMPANY
            05-0302931

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)     NA

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Number of shares beneficially owned by each reporting
person with
7.  Sole voting power                         857,160

8.  Shared voting power                       -0-

9.  Sole dispositive power                    857,160

10. Shared dispositive power                  -0-

11. Aggregate amount beneficially owned by each reporting
person                                              857,160

12. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

13. Percent of class represented by amount in Row 9   17.4%

14. Type of Reporting Person                    IC

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Riviera
Holdings Corporation, a Nevada corporation ("RHC"). The principal executive offices of RHC are located at 2901 Las
Vegas Boulevard, South, Las Vegas, Nevada 89109.

Item 2.   Identity and Background.

This statement is being filed jointly by (i) Stein Roe &
Farnham Incorporated ("Stein Roe") and (ii) Keyport Life
Insurance Company ("Keyport") (collectively, the "Reporting
Persons").

Stein Roe is a Delaware corporation with its principal business office located at One South Wacker Drive, Chicago, Illinois 60606. Stein Roe is a registered investment adviser under the Investment Advisers Act of 1940 and its principal business is providing investment management services to individuals, institutional investors and mutual funds. In that capacity, Stein Roe has investment authority over, and the power to vote the disposition of the shares of RHC Common Stock beneficially owned by Keyport.
Accordingly, Stein Roe may be deemed to be a "beneficial owner" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act") of such RHC Common Stock. Stein Roe, however, disclaims actual beneficial ownership of the shares of RHC Common Stock beneficially owned by Keyport. Stein Roe is an affiliate of Keyport.

Keyport is a Rhode Island corporation with its principal business office located at 125 High Street, Boston, Massachusetts 02110. Keyport is an insurance company as defined in Section 2(a)(13) of the Securities Act of 1933.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding. None of such Reporting Persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.   Purpose of Transaction.

The securities covered by this report have been previously reported on Scheduyled 13G by each Reporting Person. This report is being filed to disclose certain recent activities that may result in a change of control of RHC.

Stein Roe, on behalf of Keyport, has delivered to a representative of a third party investor (the "Investor") a letter dated April 1, 1997 (the "Letter") whereby Keyport proposed to grant an option to the Investor to purchase all of the RHC Common Stock beneficially owned by Keyport under specified terms and subject to certain conditions, including negotiation of definitive documentation. A copy of the Letter is filed as Exhibit A and is incorporated herein by reference. A copy of the term sheet accompanying the Letter is filed as Exhibit B and is incorporated herein by reference. The Reporting Persons are aware that certain other holders of RHC Common Stock have delivered similar letters to the Investor which, along with the Letter delivered by Keyport, could result in a change of control of RHC.

Item 5.   Interests in Securities of the Issuer.

(a) The following is the amount of Common Stock which each Reporting Person may be deemed to beneficially own:

   Name        Number of Shares      Percentage
Stein Roe           857,160             17.4%
Keyport             857,160             17.4%

(b)  The following lists the number of shares of RHC Common
Stock to which each Reporting Person has:

                                      Stein Roe*     Keyport
Sole Power to vote or to
direct the vote:                          -0-        857,160
Shared Power to vote or to
direct the vote:                          -0-            -0-
Sole Power to dispose to
or direct the disposition:             857,160           -0-
Shared Power to dispose to
or direct the disposition:                -0-            -0-

* As noted in Item 1 above, in its capacity as investment advisor for Keyport, Stein Roe has investment authority over the disposition of the RHC Common Stock and Stein Roe may be deemed to be a "beneficial owner" within the meaning of Rule 13d-3 under the Exchange Act of such Common Stock. Stein Roe, however, disclaims actual beneficial ownership of the RHC Common Stock covered by this report and held by Keyport.

(c) There have been no reportable transactions with respect to RHC Common Stock by the Reporting Persons within the last
60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except to the extent described in Item 4 hereof, neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

Item 7.   Exhibits.

EXHIBIT A Letter to Jefferies & Company, Inc. dated April 1,
1997

EXHIBIT B Term Sheet dated as of April 1, 1997

EXHIBIT C Joint Filing Agreement between Stein Roe and
Keyport dated April 11, 1997

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each entity set forth below, each such entity certifies that the information set forth in this state is true, complete and correct.


STEIN ROE & FARNHAM INCORPORATED

/s/ Jilaine Hummel Bauer
Jilaine Hummel Bauer
Senior Vice President and General Counsel


KEYPORT LIFE INSURANCE COMPANY


/s/ Bernard K. Beckerlegge
Bernard K. Beckerlegge
Senior Vice President and General Counsel

                                                   EXHIBIT A
April 1, 1997

Jefferies & Company, Inc.
Attn:  Brent Stevens
11100 Santa Monica Boulevard
10th Floor
Los Angeles, California  90025

Dear Sirs:

This letter will confirm that the account managed by Stein Roe & Farnham Incorporated is prepared to offer an option to purchase the shares of Riviera Holding Corporation owned by the account to an entity to be formed by Allen Paulson on substantially the terms attached hereto. This offer shall be subject to the negotiation, preparation, mutual execution and delivery of a definitive option agreement satisfactory to us. The attached term sheet is not intended and should not be construed to constitute a complete statement of, or as a legal binding or enforceable contract, agreement or commitment on the part of the undersigned.

Sincerely,

Stein Roe & Farnham Incorporated

\s\ Stephen F. Lockman
    Stephen F. Lockman
    Senior Vice President

SL/jct
Enclosure
                                                   EXHIBIT B
PROJECT DANCERS
TERM SHEET (For Discussion Purposes Only - April 1, 1997)

A.  Parties:  NewCo, an entity controlled by Mr. Allen
Paulson (collectively, "Purchaser"); certain advisory clients of Morgens, Waterfall, Vintiadis & Company, Inc.
(collectively, "Morgens Waterfall"); Stein Roe & Farnham,
Incorporated as advisor ("Stein Roe"); and Sun Life
Insurance Company ("Sun Life" and, together with Morgens
Waterfall and Stein Roe, "Seller").

B. Stock to be Acquired: Acquisition by Purchaser of all 1,272,560 R. Corp. shares held by Morgens Waterfall representing approximately 24% of R. Corp. calculated on a fully diluted basis, all 857,160 R. Corp. shares held by Stein Roe representing approximately 17% of R. Corp. calculated on a fully diluted basis, and all 761,920 R. Corp. shares held by Sun Life representing approximately 15% of R. Corp. calculated on a fully diluted basis (collectively, the "Shares").

C.  Purchase Price:  Cash purchase price (the "Purchase
Price") equal to $15 per share (less all dividends other than stock dividends and subject to adjustment for other distributions, stock splits, stock dividends, share issuances below the Purchase Price on a per share basis or repurchases and certain other changes to capitalization, in each case mutually agreeable to the parties). The Purchase
Price shall be allocated as follows: (i) in the case of Morgens Waterfall, $19,088,400; (ii) in the case of Stein
Roe, $12,857,400; and (iii) in the case of Sun Life, $11,428,800.

D. Option Price/Period: Subject to approval by the Board of Directors of R. Corp., Purchaser and Seller shall, on or before April 30, 1997, enter into an option agreement (the "Option Agreement") granting Purchaser or its nominee the option to purchase all of the Shares (the "Option"). Purchaser shall post a clean, irrevocable letter of credit issued by an issuer acceptable to Seller upon terms and conditions acceptable to Seller and payable upon presentation of a sight draft by Seller ("L/C"), on the date of Purchaser's execution and delivery of the Option Agreement to Seller (the "Commencement Date"), calculated at 20% of the Purchase Price. The L/C shall be allocated as follows: (i) in the case of Morgens Waterfall, $3,817,680;
(ii) in the case of Stein Roe, $2,571,480; and (iii) in the case of Sun Life, $2,285,760. The L/C shall be unconditionally payable upon expiration of the Option except if Refund Events (as defined below) occur. "Refund Events" mean (i) Purchaser's inability to acquire on terms set forth in the Option Agreement, options to acquire that number of shares which, when exercised and combined with the number of
R. Corp. shares currently owned by Purchaser or its affiliates, will equal at least 60% of the issued and outstanding shares of R. Corp. or (ii) breach by the Seller of any covenant contemplated hereby. The Option shall be exercisable in whole, but not in part until the earlier to
(x) April 1, 1998 or (y) eight weeks from the date on which all necessary regulatory approvals, including licensing or finding of suitability of Purchaser by the Nevada Gaming Commission, approval of changes of control of R. Corp. by the Nevada Gaming Commission, Hart-Scott-Rodino approvals, and any necessary third party consents (collectively, the "Approvals"), have been obtained without any burdensome conditions or effect. The Option will not be exercisable, if in so doing such exercise would be a violation of applicable law. The Option shall be exercisable thereafter until the earlier of (x) April 1, 1998 or (y) eight weeks from the date that all Approvals have been obtained. During the period from the Commencement Date until the closing of the transactions contemplated hereby (the "Closing"), or the expiration of the Option, Purchaser shall make to Seller monthly non-refundable payments of interest at the rate of 10% per annum of the Purchase Price. The Closing shall take place on the earlier of (1) April 1, 1998 or (2) eight weeks from the date on which all Approvals have been obtained.

E. Exclusivity: From the Commencement Date until the Closing or expiration of the Option, neither Seller nor any of its respective affiliates or representatives shall solicit, initiate, encourage or participate in discussions concerning any proposal or offer from any person or entity relating to any acquisition or purchase of all or a material amount of the assets of, or any equity interest in R. Corp., or any merger, consolidation, or business combination with
R. Corp. R. Corp. shall not be deemed an affiliate or representative or Seller for purposes of the foregoing restriction. Seller shall enter into customary voting agreements.

F. Publicity: No party hereto shall make any public announcement with respect to the subject matter hereof without the consent of the parties hereby except to the extent such public announcement may be required by applicable law.

G. Fees and Expenses: All reasonable out of pocket fees and expenses including, without limitation, commissions, legal fees and expenses arising in connection with the transaction contemplated hereby shall be paid by Purchaser promptly upon receipt of reasonably detailed statements therefor.

                                                   EXHIBIT C

Joint Filing Agreement

     Agreement with regard to joint filing of Schedule 13D made this 11th day of April, 1997, by and between STEIN ROE
& FARNHAM INCORPORATED, a Delaware corporation ("Stein
Roe"), and KEYPORT LIFE INSURANCE COMPANY, a Rhode Island corporation ("Keyport"):

In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, Stein Roe and Keyport each acknowledge that this report on Schedule 13D dated April 11, 1997, and any amendment thereto is filed on behalf of each of them.


STEIN ROE & FARNHAM INCORPORATED

/s/ Jilaine Hummel Bauer
Jilaine Hummel Bauer
Senior Vice President and General Counsel


KEYPORT LIFE INSURANCE COMPANY

/s/ Bernard K. Beckerlegge
Bernard K. Beckerlegge
Senior Vice President and General Counsel


April 11, 1997

U. S. Securities and Exchange Commission
Attn:  Filer Support
Mail Stop 0-7
6432 General Green Way
Alexandria, VA   22312


Gentlemen:

Enclosed please find a copy of an initial joint report of beneficial ownership on Schedule 13D for Riviera Holdings
Corporation ("RHC"). The securities covered by the enclosed Schedule have been previously reported on Schedules 13G The enclosed Schedule is being filed to disclose certain recent activities that may result in a change of control of RHC.

We are advising the issuer and principal exchange upon which the subject issue is traded of our electronic filing of Schedule 13D as required by Regulation 13D-G.

Sincerely yours,

STEIN ROE & FARNHAM
INCORPORATED

/s/ Janet B. Rysz
Janet B. Rysz
Senior Legal Assistant

Encl.

cc:  James Klopper, Keyport Life Insurance Company
     Jilaine Hummel Bauer, Stein Roe & Farnham Incorporated
     American Stock Exchange
     Nevada Gaming Commission
     Riviera Holdings Corporation